Exhibit 99.2

FinVolution Group Announces Dividend Increase to US$0.277 per American Depositary Share, Up 17% Year-Over-Year

-Represents Approximately 21.5% Payout Ratio of Net Income for FY 2024-

-Marks seventh consecutive year of dividend declaration-

-Revised Dividend Policy of between 20% to 30% of net income for 2025 onward-

SHANGHAI, March 17, 2025 /PRNewswire/ -- FinVolution Group (“FinVolution,” or the “Company”) (NYSE: FINV), a leading fintech platform in China, Indonesia and the Philippines, today announced that its board of directors (the “Board”) has approved a cash dividend of US$0.277 per American Depositary Share, which represents a payout ratio of approximately 21.5% of the Company’s net income for fiscal year 2024. The dividend is expected to be distributed on or around May 7, 2025 to shareholders of record as of the close of business on April 16, 2025.

The decision to distribute dividends, and the amount of any such dividend payments, is made at the Board’s discretion based on the Company’s operations, earnings, cash flows, financial condition and other relevant factors.

The Company’s annual cash dividend policy in effect through fiscal year 2024 states that the Company will declare and distribute a recurring cash dividend of no less than 10% of the Company’s net income after tax in the previous fiscal year. The Company’s average dividend payout ratio for fiscal years 2018 to 2023 was approximately 16% of the Company’s net income in the same period. For fiscal year 2025 onward, the new policy states that the Company will declare and distribute a recurring cash dividend of between 20% to 30% of the Company’s net income after tax in the fiscal year. Distributions to shareholders for fiscal year 2024 will total approximately US$160.4 million, consisting of US$90.2 million in share repurchases and US$70.2 million in dividends, representing total payout ratio of approximately 49.1%.

Mr. Shaofeng Gu, Chairman of the Board and Chief Innovation Officer of the Company, commented, “We are pleased to declare dividends for the seventh consecutive year and implement an enhanced dividend policy for 2025, reaffirming our dedication to increasing shareholder value. Since our IPO, we have consistently returned value to our shareholders through our capital return program.”

Mr. Tiezheng Li, Vice Chairman of the Board and Chief Executive Officer of the Company commented, “Our Local Excellence, Global Outlook Strategy has effectively strengthened our operations in both China and international markets, allowing us to achieve sustainable, high-quality growth while sharing the profits with our shareholders.”

About FinVolution Group

FinVolution Group is a leading fintech platform with strong brand recognition in China, Indonesia and the Philippines, connecting borrowers of the young generation with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platforms, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of December 31, 2024, the Company had 208.3 million cumulative registered users across China, Indonesia and the Philippines.

For more information, please visit https://ir.finvgroup.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
FinVolution Group
Head of Capital Markets
Jimmy Tan, IRC
Tel: +86 (21) 8030 3200 Ext. 8601
Email: ir@xinye.com

Piacente Financial Communications
Jenny Cai
Tel: +86 (10) 6508-0677
Email: finv@tpg-ir.com

In the United States:
Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
E-mail: finv@tpg-ir.com